Exhibit 99.4

CERTIFICATE OF QUALIFIED PERSON

HOLGER KRUTZELMANN

I, Holger Krutzelmann, as an author of this report entitled “Technical Report on the Mesquite Mine, Brawley, California, U.S.A.” prepared for New Gold Inc. and dated February 26, 2010, do hereby certify that:

1.	I am Principal Metallurgist with Scott Wilson Roscoe Postle Associates Inc. of Suite 501, 55 University Ave Toronto, ON, M5J 2H7.

2.	I am a graduate of Queen’s University, Kingston, Ontario, Canada in 1978 with a B.Sc. degree in Mining Engineering (Mineral Processing).

3.
I am registered as a Professional Engineer with Professional Engineers Ontario (Reg.# 90455304).  I have worked as a metallurgist for a total of 30 years since my graduation.  My relevant experience for the purpose of the Technical Report is:

• Reviews and reports as a metallurgical consultant on a number of mining operations and projects for due diligence and financial monitoring requirements
• Senior Metallurgist/Project Manager on numerous gold and base metal studies for a leading Canadian engineering company.
• Management and operational experience at several Canadian and U.S. milling operations treating various metals, including copper, zinc, gold and silver.

4.
I have read the definition of "qualified person" set out in National Instrument 43-101 (NI43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI43-101.

5.	I have not visited the Mesquite Mine.

6.	I am responsible for preparation of Section 16 of the Technical Report.

7.	I am independent of the Issuer applying the test set out in Section 1.4 of National Instrument 43-101.

8.	I have had no prior involvement with the property that is the subject of the Technical Report.

9.	I have read National Instrument 43-101, and the Technical Report has been prepared in compliance with National Instrument 43-101 and Form 43-101F1.

10.
To the best of my knowledge, information, and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

Dated this 26th day of February, 2010

(Signed & Sealed)

Holger Krutzelmann, P.Eng.